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02045852

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the 10th day of June, 2002

Twin Mining Corporation
(Translation of Registrant's Name Into English)
1250 – 155 University Ave., Toronto, Ontario, M5H 3B7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F__✓__ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.
This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.
Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014

Web-site:www.twinmining.com E-mail: Info@twinmining.com

Press Release

Twin Mining Reactivates Atlanta Gold Project

Toronto, Ontario, (June 10, 2002) - Twin Mining Corporation ("Twin Mining") (TWG - TSX) is pleased to announce that Montgomery Watson Harza ("MWH") of Boise, Idaho U.S.A. has been selected to carry out an Environmental Audit in preparation of resuming work on the Environmental Impact Statement which is on the critical path towards completing a bankable feasibility study for the Atlanta Gold project.

Background

The Atlanta Gold Project is located in Elmore County, Idaho, U.S.A. approximately 60 miles east-northeast of the state capital, Boise. It consists of 35 patented and 113 unpatented, contiguous mining claims. The Atlanta Gold Property covers 1,840 acres of mineral rights and includes several former gold producers. The Atlanta Gold Property is a former gold producer (400,000 ounces prior to 1960) and is 81.3% owned and operated by Twin Mining.

Since 1985, over Cdn.$20,000,000 have been spent on the property by Twin Mining's predecessor companies and its partner. Extensive drilling, metallurgy testing, a draft EIS and consultant reports have been done on the property. Behre Dolbear completed a Technical & Economic Feasibility Study in 1989, a Prefeasibility Analyses of the Atlanta Gold Project in 1997, a Scoping Study in 1998 and a January 1999 update. The earlier studies focused on gold recovery using a mill and the latter studies focus on gold recovery using heap leaching techniques.

Resources & Reserves

As part of their 1998 Scoping Study, and the January 1999 update. Behre Dolbear & Company Inc. of Denver, Colorado calculated an open pit, measured and indicated Mineral Resource. (See Table below), that contains an estimated 1,083,000 ounces of gold and 3,217,000 ounces of silver. Behre Dolbear concluded that the Atlanta Gold Project should proceed with a Final Feasibility Study and advance to production as a conventional open-pit, cyanide heap leach mine.

Open Pit – Measured, Indicated & Inferred Mineral Resource (1997)*

Resource Area	Ore (000 tons)	Grade (ounces per ton)		Contained Ounces	
Measured & Indicated Resource		Gold	Silver	Gold	Silver
Monarch Pit*	10,979	0.067	0.233	735,593	2,558,107
Idaho Pit*	8,911	0.039	0.074	347,529	659,414
Total*	19,890	0.055	0.162	1,083,122	3,217,521
Inferred Resources					
Tahoma Zone	1,000	0.085		85,000	
Monarch Extension	1,500	0.068		102,000	
Total	**2,500**	**0.0748**		**187,000**	

*Cut off is .020 opt Au. Measured & Indicated Mineral Resource includes Open Pit Mineral Reserves.

Underground – Inferred Mineral Resource (Behre Dolbear 1997)

Resource Area	Diluted Tons of Ore	Diluted Grade ozs/ton	Contained Gold (oz)
East Block	328,300	.310	101,750
Central Block	44,700	.337	15,080
West Block	411,100	.300	123,340
Total	**784,100**	**.306**	**240,170**

Open Pit Mineral Reserves* – Behre Dolbear & Company Inc (1997)

Proven & Probable	Ore (000 tons)	Gold Grade oz/ton	Gold Ozs	Waste (000 tons)	Strip Ratio
Monarch	7,862	0.072	566,000	29,118	3.70
Idaho	4,581	0.042	193,000	6,203	1.35
Total	**12,443**	**0.061**	**759,000**	**35,231**	**2.84**

* The Mineral Reserves contains a mining dilution factor of 6 percent and a mine recovery factor of 95%. The Mineral Reserves produced by Behre Dolbear conformed to US Security & Exchange Commission guidelines for reporting reserves.

Results

The Atlanta Gold Project has several advantages which make it an attractive investment:

1. **Location in the mining friendly State of Idaho, U.S.A.**
2. **Easy access via public roads.**
3. **Gold reserves are located on private property.**
4. **Attractive operating and capital costs: Based on the 1998 Behre Dolbear & Company Inc. Scoping Study and the January 1999 Update, key financial results are as follows:**

Considering a US$ 300/oz gold price:

Gold Recovery	62.37%	65.37%
Recoverable ounces of gold	469,000	492,000
Production ounces / year	78,000	82,000
Capital Costs (inc. Working Capital)	US$31,2 million	US$31,2 million
Cash Costs / oz	U.S.$165.00	U.S.$157.00
NPV@ 5%	US $22.0 million	US $27.5 million
Internal Rate of Return	**20.3%**	**24.4%**

5. **Behre Dolbear believes that the ultimate mineral reserve could grow to 1.5 million ounces of contained gold or 1.0 million ounces of recoverable gold.**

Mr. Derek Rance P.Eng., Behre Dolbear & Company Inc.'s Canadian President, is Twin Mining's "Qualified Person" as defined by National Instrument 43-101.

New Feasibility Study

In addition to updating the EIS study, Twin Mining plans foresee a 2,000 meter HQ (63.5mm diameter) drilling program with the purpose of collecting sufficient fresh gold ore to perform a series of independent gold leach tests. Once the metallurgical tests are completed, the Twin Mining anticipates commissioning a bankable feasibility study for a conventional cyanide heap leach gold extraction process,

The successful completion of the feasibility study would allow debt financing and construction of the Atlanta Gold Mine.

For further information on the Atlanta gold project, consult Twin Mining's website www.twinmining.com and its Annual Reports for 1998 and 1999 found on Sedar.

Other

Twin Mining, in addition to the gold mining project in Idaho, U.S.A. is exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Quebec

For further information contact:
Hermann Derbuch, P.Eng.
Chairman, President & CEO

Tel.: (416) 777-0013
Fax: (416) 777-0014
E-mail: info@twinmining.com

officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed
to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation
(Registrant)

Date June 10, 2002

Domenico Bertucci
Chief Financial Officer

❶ Print the name and title of the signing officer under his signature